MacroChem Corporation
                              40 Washington Street
                                   Suite 220
                           Wellesley Hills, MA 02481



                                              Glenn E. Deegan, Esq.
                                              Vice President and General Counsel





January 19, 2007


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

      RE:     MACROCHEM CORPORATION
              FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
              FILE NO. 0-13634

Dear Mr. Rosenberg:

Set forth below is a response of MacroChem Corporation ("MacroChem" or the "Company") to the Commission's comments contained in its letter dated December 21, 2006 that pertain to MacroChem's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-13634) (the "Form 10-K") filed on March 28, 2006.

The responses below are keyed to the comment numbers set forth in the Commission's letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS, PAGE 36

1. COMMENT: PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT A REVISED DISCUSSION THAT CLEARLY RECONCILES THE CHARGES YOU INDICATE FOR THE TERMINATION OF YOUR NON-MANAGEMENT PERSONNEL AND YOUR EXECUTIVE TRANSITION AGREEMENTS TO THE $546,212 PRESENTED IN YOUR 2005 STATEMENT OF OPERATIONS. IN ADDITION, PLEASE EXPLAIN TO US WHY THE CHARGE FOR THESE ITEMS IS REFLECTED AS $751,277 IN YOUR SEPTEMBER 30, 2005 STATEMENT OF OPERATIONS PROVIDED IN YOUR SEPTEMBER 30, 2006 FORM 10-Q.

          RESPONSE: In the quarter ended September 30, 2005, the Company terminated most of its non-management personnel and entered into transition agreements with its executives resulting in an aggregate estimated charge of $751,277 as reported in our September 30, 2005 Form 10-Q.

Mr. Jim B. Rosenberg                  -2-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          In February 2006, following the closing of a private placement financing transaction that allowed the Company to continue its business operations, certain executives who had previously entered into transition agreements with the Company executed new employment agreements. As a result, their employment with the Company was never interrupted and it was therefore determined that the original estimated charges should be properly classified as general and administrative expenses and not be included in the charges associated with the transition agreements originally accrued in September of 2005. Accordingly, in the year end 2005 statement of operations, approximately $205,065 of executive transition agreement charges were reclassified to Marketing, general and administrative expenses as a result of these executives continuing their employment with the Company, which left $546,212 as the charges associated with the termination of non-management personnel and transition agreements.

          The reclassification was improperly reflected in the September 30, 2006 Form 10-Q. The correct figure for the costs associated with staff reductions and transition agreements for the three months ended September 30, 2005 should have been the same figure, $546,212, as we reported in our Form 10-K for December 31, 2005. The Company will correct this presentation in its future filings.

FINANCIAL STATEMENTS

NOTE 4:  STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK, PAGE 55
STOCK SALES, PAGE 55

2. COMMENT: YOU DISCLOSE THAT YOUR SERIES C PREFERRED STOCK IS REDEEMABLE AT THE OPTION OF THE HOLDER IN THE EVENT YOU FAIL OR REFUSE TO CONVERT ANY OF THESE SHARES INTO COMMON STOCK. IN ADDITION YOU DISCLOSE THAT THE CONVERSION RATE OF THIS STOCK COULD BE ADJUSTED IF THE AVERAGE TRADING PRICE FOR THE TWENTY TRADING DAYS IMMEDIATELY PROCEEDING MAY 8, 2006 WAS LOWER THAN THE STATED CONVERSION PRICE. PLEASE ADDRESS THE FOLLOWING COMMENTS FOR EACH OF YOUR DECEMBER 2005 AND FEBRUARY 2006 PREFERRED STOCK ISSUANCES IN THE CONTEXT OF YOUR 2005 FORM 10-K DISCLOSURES AND 2006 FORMS 10-Q DISCLOSURES, RESPECTIVELY;
     A. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT CLARIFIES WHY YOU REFLECT YOUR SERIES C PREFERRED STOCK IN THE MEZZANINE BETWEEN DEBT AND EQUITY. IT IS UNCLEAR FROM YOUR CURRENT DISCLOSURE HOW THIS STOCK IS REDEEMABLE AT THE OPTION OF THE HOLDER IF SUCH REDEMPTION IS SUBJECT TO YOUR ACTIONS OR INACTIONS. PLEASE SEE EITF D-98.

Mr. Jim B. Rosenberg                  -3-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          RESPONSE:

          The terms of the Series C Preferred Stock and Warrants issued in December 2005 and February 2006 were identical.

          If we fail or refuse to convert any shares of Series C Preferred Stock in accordance with the terms of the Series C Preferred Stock, the holders of our Series C Preferred Stock are entitled to elect to require us to redeem their Series C Preferred Stock. In the event of a redemption, the price that we are required to pay to redeem a share of Series C Preferred Stock is an amount in cash equal to the greater of
          (1) all accrued but unpaid dividends as of the date the holder makes the demand for redemption with respect to each share to be redeemed plus the $10,000 liquidation preference per share or (2) the total number of shares of common stock into which such Series C Preferred Stock is convertible multiplied by the then-current market price of the common stock.

          The Certificate of Designations contains a provision that restricts a holder of Series C Preferred Stock from (i) converting Series C Preferred Stock into common stock to the extent that such conversion would result in the holder owning more than 4.95% of the issued and outstanding common stock of the Company or (ii) voting together with the common stock on an as-if-converted to common stock basis in respect of more than 4.95% of the issued and outstanding common stock of the Company. The Warrants issued pursuant to the purchase agreement contain a similar restriction (collectively, the "Beneficial Ownership Cap"). A holder of Series C Preferred Stock or a Warrant may elect, subject to certain conditions, to be exempt from the Beneficial Ownership Cap. Subject to the Beneficial Ownership Cap restrictions, as of the date of the second closing of the private placement financing in February 2006 (the "Second Closing"), the Series C Preferred Stock acquired by the purchasers was convertible into 4,057,885 shares of common stock and the holders of the Series C Preferred Stock vote on an as-converted basis with the holders of our common stock, and therefore hold approximately 80.28% of the voting power of our outstanding securities. Assuming both the conversion of the Series C Preferred Stock and the exercise of all of the Warrants acquired by the purchasers, in each case subject to the Beneficial Ownership Cap restrictions, the purchasers would hold approximately 89.06% of the outstanding common stock of the Company as of the date of the Second Closing.

          Given that the redemption provision described above does not embody an unconditional obligation requiring the Company to redeem the instrument at a specified or determinable date or upon an event certain to occur, the Series C Preferred Stock is not a mandatorily

Mr. Jim B. Rosenberg                  -4-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          redeemable financial instrument. Therefore, the Company determined the guidance in FAS 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which would require classification as a liability, does not apply.

          Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The holders of the Series C Preferred Stock control a majority of the voting power of the Company's common stock and, as a result of this control, could directly or indirectly influence the triggering of the redemption provision by, for example, refusing to approve an increase in the authorized but unissued shares of common stock of the Company if, in the future, such increase were necessary to effect the conversion of the Series C Preferred Stock. Accordingly, the redemption provision is not solely within the Company's control. Therefore, the Company recorded the portion of the proceeds attributable to the Series C Preferred Stock as mezzanine equity pursuant to EITF Topic D-98, CLASSIFICATION AND MEASUREMENT OF REDEEMABLE SECURITIES. The Company will revise its disclosures to clarify the accounting treatment in future filings.

     B. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT CLARIFIES WHY YOU DO NOT APPARENTLY ACCRETE YOUR CARRYING VALUE OF PREFERRED STOCK TO ITS REDEMPTION VALUE.

          RESPONSE: Please see the description of the redemption provision set forth in our response to Comment 2.a above. In accordance with the guidance in EITF Topic No. D-98, the carrying value of the Series C Preferred Stock was not accreted to its redemption value as the occurrence of the redemption event was not considered probable.


     C. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED BALANCE SHEETS THAT REFLECT THE AGGREGATE LIQUIDATION VALUE OF YOUR PREFERRED STOCK AS REQUIRED BY PARAGRAPH 6 OF SFAS 129.

          RESPONSE: The liquidation value of the Series C Preferred Stock was improperly excluded from the relevant caption on the balance sheets due to an oversight. Please see the balance sheets attached hereto as Appendix A in which we have revised the preferred stock captions to include disclosure of the liquidation value. We will include corrected balance sheet captions in future filings.

     D. PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE CONVERSION PRICE ADJUSTMENT INDICATED ABOVE IN YOUR EITF 00-19 ANALYSIS OF THE EMBEDDED CONVERSION FEATURE OF YOUR SERIES C PREFERRED STOCK. IN THIS REGARD,

Mr. Jim B. Rosenberg                  -5-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          PLEASE SPECIFICALLY INDICATE THE IMPACT OF THIS ADJUSTMENT FEATURE AS IT PERTAINS TO PARAGRAPH 19 OF EITF 00-19.

          RESPONSE: The conversion price for the Series C Preferred Stock was subject to reset adjustment (the "Reset Adjustment") such that if the average price of the common stock over the twenty trading days immediately preceding May 8, 2006 (the "Average Price") was lower than the conversion price, then such conversion price would have been adjusted to equal the Average Price. The Average Price was higher than the conversion price and therefore there was no reset adjustment.

          The Company evaluated whether the embedded conversion feature in the Series C Preferred Stock required bifurcation and determined, in accordance with paragraph 12, that the economic characteristics and risks of the embedded conversion feature in the stock were clearly and closely related to the stock and, as a result, concluded that bifurcation was not required under SFAS 133. As discussed previously, the holders of the Series C Preferred Stock essentially control the Company through the conversion rights and both the host contract and the embedded derivative are clearly considered to possess equity characteristics.

          In accordance with paragraph 19 of EITF 00-19, the Company determined that the number of authorized but unissued common shares, less the maximum number of common shares that could be required to be delivered under then-existing commitments, exceeded the maximum number of shares that could be required to be delivered under share settlement of the Series C Preferred Stock and the Warrants at the time of the potential Reset Adjustment (as noted above, a Reset Adjustment did not occur). Accordingly, the Company determined that, with respect to the conversion option and the Reset Adjustment, bifurcation was not required and temporary equity classification was appropriate. The Company will revise its disclosures to clarify the accounting treatment in future filings.

     E. ALTHOUGH YOUR STATEMENTS OF OPERATIONS INDICATE THAT YOUR BENEFICIAL CONVERSION FEATURE IS DISCUSSED IN NOTES 4 AND 8, WE ARE UNABLE TO LOCATE THIS DISCLOSURE. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT CLEARLY INDICATES HOW YOU DETERMINED THIS BENEFICIAL CONVERSION FEATURE. IN ADDITION, PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE REQUIREMENTS OF PARAGRAPHS 5-7 OF EITF 00-27 TO COMPUTE THE BENEFICIAL CONVERSION FEATURE BASED ON THE EFFECTIVE CONVERSION PRICE AFTER ALLOCATION OF THE PROCEEDS TO YOUR PREFERRED STOCK AND ASSOCIATED WARRANTS.

          RESPONSE: Pursuant to the guidance in paragraph 5 of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, we allocated the proceeds from the Series C financing between the Series

Mr. Jim B. Rosenberg                  -6-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          C Preferred Stock and the warrants based upon their estimated fair values as of the closing date, resulting in $330,243 being allocated to the Series C Preferred Stock and $1,620,778 being allocated to the warrants. We then calculated the intrinsic value of the beneficial conversion feature embedded in the Series C Preferred Stock pursuant to the guidance in EITF 00-27. As the amount of the beneficial conversion feature exceeded the value allocated to the Series C Preferred Stock, the amount of the beneficial conversion feature recorded was limited to the proceeds allocated to the Series C Preferred Stock. The beneficial conversion feature value of $330,243 was recognized as an additional discount on the Series C Preferred Stock, which amount was immediately accreted and treated as a deemed dividend to the holder of the shares of Series C Preferred Stock, as all of the Series C Preferred Stock was eligible for conversion upon issuance.

WARRANTS, PAGE 55

3. COMMENT: ALTHOUGH YOU INDICATE IN YOUR DISCLOSURE HERE AND IN YOUR 2006 FORMS 10-Q THAT YOU RECORD A WARRANT LIABILITY FOR THE WARRANTS ISSUED IN CONJUNCTION WITH YOUR SERIES C PREFERRED STOCK, YOU DO NOT APPEAR TO INDICATE WHY YOU BELIEVE EITF 00-19 REQUIRES LIABILITY TREATMENT. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT CLEARLY INDICATES WHY YOU TREAT THESE WARRANTS AS LIABILITIES AND SEPARATELY PROVIDE US YOUR ANALYSIS UNDER EITF 00-19 SUPPORTING YOUR CONCLUSIONS. IN YOUR SEPARATE RESPONSE, PLEASE ENSURE THAT YOU ADDRESS EACH OF THE CRITERIA OF PARAGRAPHS 12-32 OF THAT CONSENSUS.

          RESPONSE: The warrants contain a "cashless exercise" feature that allows the holders, under certain circumstances, to exercise the warrants without making a cash payment to the Company. In addition, upon the occurrence of a change of control, a warrant holder, at its option, can require the Company to repurchase the warrant for an aggregate purchase price, payable in cash, calculated according to a specified formula (the "Put Feature").

          The Company allocated the proceeds between the stock and the warrants based upon their estimated fair values as of the closing date, resulting in $1,620,778 being allocated to the warrants. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.18%; volatility of 100% and a dividend yield of 0%. The Company determined that the warrants meet the definition of a derivative instrument as defined in SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The fair value of the warrants are recorded in liabilities pursuant to the guidance in paragraphs 12 and 27 of EITF 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK, because the Put Feature is a form of net cash

Mr. Jim B. Rosenberg                  -7-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

          settlement in that it allows a holder of the warrant to require the Company to repurchase the warrant for cash in the event of a change in control.

4. COMMENT: PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT CLEARLY INDICATES HOW YOU ACCOUNTED FOR THE WARRANTS ISSUED TO THE PLACEMENT AGENT IN YOUR SERIES C PREFERRED STOCK ISSUANCES. PLEASE INDICATE WHETHER THESE WARRANTS ARE INCLUDED IN YOUR WARRANTY LIABILITY AND YOUR RATIONALE FOR EITHER INCLUDING OR EXCLUDING THEM.

          RESPONSE: The Company determined the fair value of the placement agent warrants using the Black-Scholes option pricing model with the following assumptions: weighted average risk free rate of 4.18%; volatility of 100% and a dividend yield of 0%. The fair value of the warrants of $174,922 was treated as an offset to the proceeds of the Series C financing and credited to additional paid in capital. The placement agent warrants were considered an incremental direct cost to issue shares of Series C Preferred Stock and therefore were excluded from the warrant liability.

GENERAL

5. COMMENT: PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT THE SELECTED QUARTERLY FINANCIAL DATA REQUIRED BY ITEM 302(A) OF REGULATION S-K OR TELL US WHY THIS INFORMATION IS NOT REQUIRED.

          RESPONSE: The following data required by Item 302(a) of Regulation S-K was included in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations:

Mr. Jim B. Rosenberg                  -8-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                    First             Second          Third            Fourth
                                --------------   --------------   --------------   --------------
                                --------------   --------------   --------------   --------------
2005 Quarters
     Revenues                   $          ---   $          ---   $          ---   $          ---
     Net Loss Attributable to
     Common Stockholders        $  (1,841,540)   $  (1,526,346)   $  (1,820,992)   $    (901,840)
     Net Loss per Share         $       (1.99)   $       (1.56)   $       (1.83)   $       (0.87)
     (basic and diluted)

2004 Quarters
     Revenues                   $          ---   $          ---   $          ---   $          ---
     Net Loss                   $  (2,218,528)   $  (2,453,570)   $  (1,911,484)   $  (1,690,939)
     Net Loss per Share         $       (2.52)   $       (2.51)   $       (2.10)   $       (2.10)
     (basic and diluted)





EXHIBITS 31:  CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT
              OF 2002


6. COMMENT: PLEASE REPRESENT TO US THAT IN FUTURE PERIODIC REPORT FILINGS YOU WILL PROVIDE THE WORDING OF THE CERTIFICATIONS EXACTLY AS PRESENTED IN ITEM 601(B)(31) OF REGULATION S-K. IN THIS REGARD, YOUR MOST RECENT CERTIFICATIONS APPEAR TO INCLUDE THE ADJECTIVES "ANNUAL" AND "QUARTERLY" WHEN IDENTIFYING THE REPORT COVERED BY THE CERTIFICATIONS.

          RESPONSE: In future periodic report filings we will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K.


In connection with these responses to your comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg                  -9-                       January 19, 2007
Senior Assistant Chief Accountant-Division of Corporation Finance

Please direct any comments or questions on MacroChem's responses to me at (781) 489-7310. Thank you.

Sincerely,


/s/ Glenn E. Deegan


Glenn E. Deegan

cc:      Robert J. DeLuccia
         Bernard R. Patriacca
         Dwight W. Quayle
         Justin A. McCormack

                                   APPENDIX A

                              MACROCHEM CORPORATION
                                 BALANCE SHEETS
                                 Year Ended 2005

                                                                Fiscal Year ended December 31,
                                                                ------------------------------
                                                                       2005         2004
                                                                  ------------  ------------
ASSETS
Current assets:
    Cash and cash equivalents                                     $  3,023,436  $  4,888,868
    Short-term investments                                                 ---     1,185,406
    Prepaid expenses and other current assets                          106,761       328,908
                                                                  ------------  ------------
        Total current assets                                         3,130,197     6,403,182

Property and equipment, net                                             72,203       183,079

Other assets:
      Patents, net                                                     579,053       523,603
                                                                  ------------  ------------
        Total other assets                                             579,053       523,603
                                                                  ------------  ------------

Total assets                                                      $  3,781,453  $  7,109,864
                                                                  ============  ============
LIABILITIES
Current liabilities:
    Accounts payable                                              $    125,478  $    244,148
    Accrued expenses and other liabilities                             249,552       523,703
                                                                  ------------  ------------
        Total current liabilities                                      375,030       767,851

Deferred rent                                                              ---         5,509
Warrants liability                                                   1,620,778           ---
                                                                  ------------  ------------
Total liabilities                                                    1,995,808       773,360

Commitments and contingencies (Note 5)

Preferred stock, $.01 par value; liquidation
     value of $2,500,000; 6,000,000 shares authorized,
     250 shares Series C Convertible issued and
     outstanding at December 31, 2005 (Notes 4 and 8)                  330,243           ---
                                                                  ------------  ------------
                                                                       330,243           ---

STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares
      authorized; 997,438 and 926,285 shares issued
      at December 31, 2005 and December 31, 2004, respectively           9,974         9,263
Additional paid-in capital                                          84,089,530    83,320,908
Accumulated deficit                                               (82,584,992)  (76,824,517)
Less treasury stock, at cost, 529 and 1,482 shares
      at December 31, 2005 and December 31, 2004, respectively        (59,110)     (169,150)
                                                                  ------------  ------------
Total stockholders' equity                                           1,455,402     6,336,504
                                                                  ------------  ------------

Total liabilities and stockholders' equity                        $  3,781,453  $  7,109,864
                                                                  ============  ============
See notes to financial statements.


                              MACROCHEM CORPORATION
                            CONDENSED BALANCE SHEETS
                          Quarter Ended March 31, 2006

                                                                    March 31,   December 31,
                                                                      2006          2005
                                                                  ------------  ------------
                                                                  (Unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                     $    767,500  $  3,023,436
    Short-term investments                                           6,529,547           ---
    Prepaid expenses and other current assets                          393,481       106,761
                                                                  ------------  ------------
        Total current assets                                         7,690,528     3,130,197

Property and equipment, net                                             60,729        72,203

Patents, net                                                           580,936       579,053
                                                                  ------------  ------------
Total assets                                                      $  8,332,193  $  3,781,453
                                                                  ============  ============
LIABILITIES
Current liabilities:
    Accounts payable                                              $    170,888  $    125,478
      Accrued expenses and other liabilities                           271,387       249,552
                                                                  ------------  ------------
        Total current liabilities                                      442,275       375,030

Warrants liability (Note 5)                                          7,044,873     1,620,778
                                                                  ------------  ------------
Total liabilities                                                    7,487,148     1,995,808

Commitments and contingencies (Note 3)

Preferred stock, $.01 par value; liquidation value
     of $8,255,000 and $2,500,000; 6,000,000 shares
     authorized, 825.5 and 250 shares Series C Convertible
     issued and outstanding at March 31, 2006 and
     December 31, 2005, respectively (Note 5)                          342,138       330,243
                                                                  ------------  ------------
                                                                       342,138       330,243

STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares
      authorized; 1,080,023 and 997,438 shares issued
      at March 31, 2006 and December 31, 2005, respectively             10,800         9,974
Additional paid-in capital                                          85,016,725    84,089,530
Accumulated deficit                                               (84,465,508)  (82,584,992)
Less treasury stock, at cost, 529 shares at March 31, 2006
      and December 31, 2005                                           (59,110)      (59,110)
                                                                  ------------  ------------
Total stockholders' equity                                             502,907     1,455,402
                                                                  ------------  ------------
Total liabilities and stockholders' equity                        $  8,332,193  $  3,781,453
                                                                  ============  ============

The accompanying notes are an integral part of these unaudited condensed financial statements.


                              MACROCHEM CORPORATION
                            CONDENSED BALANCE SHEETS
                           Quarter Ended June 30, 2006


                                                                    June 30,    December 31,
                                                                      2006          2005
                                                                  ------------  ------------
                                                                  (Unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                     $    692,274  $  3,023,436
    Short-term investments                                           5,835,353           ---
    Prepaid expenses and other current assets                          309,991       106,761
                                                                  ------------  ------------
        Total current assets                                         6,837,618     3,130,197

Property and equipment, net                                             50,016        72,203

Patents, net                                                           589,953       579,053
                                                                  ------------  ------------
Total assets                                                      $  7,477,587  $  3,781,453
                                                                  ============  ============
LIABILITIES
Current liabilities:
    Accounts payable                                              $     56,296  $    125,478
      Accrued expenses and other liabilities                           308,125       249,552
                                                                  ------------  ------------
        Total current liabilities                                      364,421       375,030

Warrants liability (Note 5)                                          2,152,308     1,620,778
                                                                  ------------  ------------
Total liabilities                                                    2,516,729     1,995,808

Commitments and contingencies (Note 3)

Preferred stock, $.01 par value; liquidation value
     of $8,239,500 and $2,500,000; 6,000,000 shares
     authorized, 823.95 and 250 shares Series C
     Convertible issued and outstanding at June 30,
     2006 and December 31, 2005, respectively (Note 5)                 341,496       330,243
                                                                  ------------  ------------
                                                                       341,496       330,243

STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares
      authorized; 1,358,242 and 997,438 shares
      issued at June 30, 2006 and December 31, 2005,
      respectively                                                      13,583         9,974
Additional paid-in capital                                          85,436,650    84,089,530
Accumulated deficit                                               (80,771,761)  (82,584,992)
Less treasury stock, at cost, 529 shares at June 30,
      2006 and December 31, 2005                                      (59,110)      (59,110)
                                                                  ------------  ------------
Total stockholders' equity                                           4,619,362     1,455,402
                                                                  ------------  ------------
Total liabilities and stockholders' equity                        $  7,477,587  $  3,781,453
                                                                  ============  ============

The accompanying notes are an integral part of these unaudited condensed financial statements.


                              MACROCHEM CORPORATION
                            CONDENSED BALANCE SHEETS
                        Quarter Ended September 30, 2006


                                                                  September 30, December 31,
                                                                      2006          2005
                                                                  ------------  ------------
                                                                  (Unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                     $    589,574  $  3,023,436
    Short-term investments                                           5,150,263           ---
    Prepaid expenses and other current assets                          256,041       106,761
                                                                  ------------  ------------
        Total current assets                                         5,995,878     3,130,197

Property and equipment, net                                             42,074        72,203

Patents, net                                                           579,920       579,053
                                                                  ------------  ------------
Total assets                                                      $  6,617,872  $  3,781,453
                                                                  ============  ============
LIABILITIES
Current liabilities:
    Accounts payable                                              $    302,610  $    125,478
      Accrued expenses and other liabilities                           163,040       249,552
                                                                  ------------  ------------
        Total current liabilities                                      465,650       375,030

Warrants liability (Note 5)                                            554,397     1,620,778
                                                                  ------------  ------------
Total liabilities                                                    1,020,047     1,995,808

Commitments and contingencies (Note 3)

 Preferred stock, $.01 par value; liquidation value
     of $8,090,000 and $2,500,000; 6,000,000 shares
     authorized, 809 and 250 shares Series C Convertible
     issued and outstanding at September 30, 2006 and
     December 31, 2005, respectively (Note 5)                          335,441       330,243
                                                                  ------------  ------------
                                                                       335,441       330,243

STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 100,000,000 shares
      authorized; 2,116,456 and 997,438 shares
      issued at September 30, 2006 and December 31,
      2005, respectively                                                21,165         9,974
Additional paid-in capital                                          85,769,015    84,089,530
Accumulated deficit                                               (80,468,686)  (82,584,992)
Less treasury stock, at cost, 529 shares at
      September 30, 2006 and December 31, 2005                        (59,110)      (59,110)
                                                                  ------------  ------------
Total stockholders' equity                                           5,262,384     1,455,402
                                                                  ------------  ------------
Total liabilities and stockholders' equity                        $  6,617,872  $  3,781,453
                                                                  ============  ============

The accompanying notes are an integral part of these unaudited condensed financial statements.
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